Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT GAMIDA CELL HAS RECEIVED FDA BREAKTHROUGH THERAPY DESIGNATION FOR NICORD

Tel Aviv, Israel, October 10, 2016, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today that it was informed by Gamida Cell Ltd. ("Gamida"), an indirect associate of the Company, that U.S. Food and Drug Administration ("FDA") has granted Breakthrough Therapy Designation status to Gamida's NiCord® ("Nicord"), due to improvement in absorption of neutrophils blood cells in bone marrow transplant for patients with high risk hematological malignancies (blood cancers).

Breakthrough therapy designation is granted to a drug that is intended to treat serious or life-threatening diseases, and that preliminary clinical evidence indicates that the drug may demonstrate substantial improvement on a clinically significant endpoint(s) over available therapies.

A breakthrough therapy designation entitles the company to various benefits, such as: intensive FDA guidance, involvement of senior FDA managers in the process, option for a FDA rolling review of Nicord marketing approval application in the U.S (i.e. the FDA may agree to review parts of the application file which are submitted in phases, with no obligation of filling the whole file prior to the review commencement).

Gamida is engaged in developing cellular and immune therapies for the treatment of cancer and orphan genetic diseases. Gamida's products are examined via clinical trials for treatment of patients with hematological malignancies (blood cancers) such as leukemia and lymphoma and genetic hematological diseases such as sickle cell disease and thalassemia.

At this stage, Gamida is unable to estimate the implications of the Breakthrough Therapy Designation regarding the future development of Nicord. In addition, as of today, the development of Nicord is not completed and there is no certainty that Nicord will be marketed on a commercial basis.

The Company holds approximately 89.9% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (86.2% on a fully diluted basis) which, in turn, holds approximately 25% of the share capital in Gamida (22.5% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com